

Mail Stop 3720

November 25, 2008

Mr. Con Unerko
President and
Chief Executive Officer
China Media Group Corporation
1403 Wan Chai Commercial Center
194-204 Johnston Road
Wanchai, Hong Kong

> **Re: China Media Group Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 0-50431**

Dear Mr. Unerko:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely

                    Larry Spirgel
                    Assistant Director